Exhibit 12

ROPES & GRAY LLP

One International Place

Boston, MA 02110-2624

October 20, 2008

Allianz RCM Biotechnology Fund

c/o Allianz Funds

1345 Avenue of the Americas

New York, NY 10105

Allianz RCM Wellness Fund

c/o Allianz Funds

1345 Avenue of the Americas

New York, NY 10105

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated October 10, 2008, between Allianz Funds, a Massachusetts business trust, on behalf of its fund, Allianz RCM Biotechnology Fund (“Target Fund”), and Allianz Funds, on behalf its fund, Allianz RCM Wellness Fund (“Acquiring Fund”). The Agreement describes a proposed reorganization (the “Reorganization”) that will occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Merger Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Merger Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Sections 8(f) and 9(f) of the Agreement. Capitalized terms not defined in this opinion are used in this opinion as defined in the Agreement.

Target Fund is a series of the Allianz Funds, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option.

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Target Fund has elected to be a regulated investment company for U.S. federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is also a series of Allianz Funds. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the combined Prospectus/Proxy Statement filed July 22, 2008, and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of today representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts presented in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date of this letter (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Reorganization, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks long-term capital appreciation by investing the significant majority of its assets in equity securities of companies in the healthcare sector, as described in more detail below.

Both Acquiring Fund and Target Fund are open-end investment companies that seek long-term capital appreciation by investing the significant majority of their assets in equity securities of companies in the healthcare sector.1 Acquiring Fund seeks to accomplish this objective by investing at least 80% of its net assets in equity securities of wellness-related companies. “Wellness-related companies” include companies in the healthcare industry and any other company that provides products or services that promote or aid in achieving a healthy lifestyle. Target Fund invests primarily in the biotechnology sector, which is a sub-sector of the healthcare industry. Acquiring Fund historically invested primarily in the healthcare sector only, but recently modified its investment strategy to invest a portion of its assets in equity securities of companies that provide healthy-lifestyle products or services.

Acquiring Fund and Target Fund have pursued their overlapping goals by investing primarily in equity securities of large, domestic companies. Both Funds pursue their investment objectives by identifying companies with the following characteristics: higher than average growth and strong potential for capital appreciation; substantial capacity for growth in revenue through either an expanding market or expanding market share; a strong balance sheet; superior management; strong commitment to research and product development; and differentiated or superior products and services and a steady stream of new products and services. Portfolio

[1]	Morningstar defines the healthcare sector to include biotechnology, pharmaceuticals, research services, HMOs, home health, hospitals, medical equipment and supplies, and assisted living companies.

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managers of both Funds may use Grassroots Research2 in making investment decisions. Both Funds may invest in equity securities of foreign companies: Target Fund may invest up to 25% of its assets in non-U.S. securities and up to 15% of its assets in companies organized or headquartered in emerging market countries (but no more than 10% in any one non-U.S. or emerging market country. Although there is no cap on Acquiring Fund’s investment in non-U.S. securities, it may invest up to 15% of its assets in companies organized or headquartered in emerging market countries, with no more than 10% invested in one emerging market country. Both Funds may make substantial investment in securities issued in initial public offerings (IPOs). The Funds also invest in a similar number of issuers (30 to 60 for Acquiring Fund and 30 to 70 for Target Fund).

As of March 31, 2008 (the “Initial Comparison Date”),3 a date that reflects Target Fund’s portfolio composition prior to any investment changes made with a view to the reorganization, Target Fund and Acquiring Fund pursued their shared objective by investing primarily in stocks (93.1% of net assets for Target Fund and 96.8% for Acquiring Fund).4 The Funds were in the same Morningstar Category (“Specialty-Health”), and were both in the Morningstar “Growth” Style category. Consistent with their classification as “growth funds,” both Funds had a very low dividend yield, although that of Acquiring Fund was higher (0.56% versus 0.01% for Target Fund). Although Target Fund was classified as being in the “Mid-Growth” sector of the Morningstar Style Box, and Acquiring Fund was classified as being in the “Large Growth” sector,5 Acquiring Fund was on the edge of being in the Mid-Growth sector.6

Neither Fund intends to invest more than 15% of its assets in companies with market capitalizations below $100 million. As is reflected by the relative Style Boxes of the two funds as of the Initial Comparison Date, Acquiring Fund’s holdings had a larger average market

[2]

Grassroots Research prepares research reports based on field interviews with customers, distributors, and competitors of the companies in which the Funds invest or contemplate investing, and provides a “second look” at potential investments and checks marketplace assumptions about market demand for particular products and services.

[3]

The Initial Comparison Date was prior to the date on which Acquiring Fund altered its investment strategy as described above. All observations comparing the Funds after the shift in the Acquiring Fund’s investment focus are as of September 15, 2008, the “Second Comparison Date.” Data on Acquiring Fund’s portfolio holdings as of the Second Comparison Date were obtained from Bloomberg reports.

[4]	Except as otherwise indicated, all data as of the Initial Comparison Date was obtained from Morningstar Lipper Reports.
[5]

The Morningstar Style Box is based on data about the equity holdings of a portfolio as of a recent date. The Style Box is a nine-square grid that provides a graphical representation of the investment style of mutual funds. For stock funds, the grid classifies a fund’s holdings according to market capitalization (the vertical axis) and growth and value factors (the horizontal axis). The Morningstar Category is assigned based on the underlying securities in a fund’s portfolio over the past three years.

[6]

The centroid (the weighted average of domestic stock holdings) of Acquiring Fund’s Ownership Zone (which represents 75% of the fund’s domestic stock holdings) was on the edge of the Large- and Mid-Growth Style Box division.

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capitalization than those of Target Fund, although both Funds invested more of their assets in “Large” capitalization companies (as defined by Morningstar) than in companies of any other category of capitalization. Acquiring Fund’s holdings had an average market capitalization of $31.5 billion, while Target Fund’s holdings’ average market capitalization was $24.7 billion, a difference of 21.5%. As of the Initial Comparison Date, the distribution of the Funds’ holdings over the Morningstar market capitalization categories of Giant, Large, Medium, Small, and Micro overlapped by 74.1%.

The Funds performed similarly in the years prior to the Initial Comparison Date: they had the same returns over a three-year period (-3.67%), and both had a Morningstar Rating of 1.7 As of the Initial Comparison Date, Target Fund was more volatile, as is reflected in its three-year beta of 1.14 (compared with Acquiring Fund’s 0.7 beta). Also, Target Fund’s price-to-earnings ratio was much higher than that of Acquiring Fund (28.66% compared with 17.38%).

As of the Initial Comparison Date, the portfolios of the Funds reflected comparable sector diversification. 98.7% of the Funds’ holdings overlapped by Morningstar sector, with both Funds investing essentially all of their portfolios in the Morningstar healthcare sector8 (99.72% for Target and 98.42% for Acquiring Fund). Bloomberg Reports (which use a different sector allocation classification system) as of the Initial Comparison Date indicate that Acquiring Fund invested 17.2% of its stock portfolio in the biotechnology sub-sector, a total of 32.3% in the healthcare products and services sub-sectors and 38.6% in the pharmaceutical sub-sector. Target Fund invested 58.4% of its stock portfolio in the biotechnology sub-sector, 2.9% in the healthcare-products sub-sector, and 36.4% of its stock portfolio in the pharmaceuticals sub-sector. When broken down into Bloomberg sub-sectors, the Funds’ investments by sub-sector overlapped by 57.67%.

Also as of the Initial Comparison Date, the Funds shared six of their top twenty holdings in common, with the distribution of the Funds’ assets in those six holdings overlapping by 17.87%. Generally, Target Fund had a larger percentage of its assets in these six holdings (and in its top twenty holdings generally). Both Funds had a similar number of holdings (78 for Target Fund and 71 for Acquiring Fund). The turnover for Target Fund (60%) was significantly lower than that for Acquiring Fund (254%). As of the Initial Comparison Date, the geographic allocation of the Funds’ investments was almost identical.9 Both invested predominantly in domestic companies (90% for Target Fund and 89% for Acquiring Fund). Both funds primarily invested in companies in five countries: China, Israel, the Netherlands, the United Kingdom, and the United States. The overlap

[7]

Morningstar rates mutual funds from one to five stars based on the fund’s performance (adjusted for risk and sales charges) relative to other funds within the same Morningstar Category, with one star representing the bottom 10% of funds and five stars representing the top 10%. An overall rating is produced by combining three-, five- and ten-year ratings.

[8]

As described above, Morningstar defines the healthcare sector to include biotechnology, pharmaceuticals, research services, HMOs, home health, hospitals, medical equipment and supplies, and assisted living companies.

[9]	Data on the geographic allocation of the Funds’ investments were obtained from Bloomberg Reports.

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in the Funds’ distribution of investment in these countries overlapped by 96.8%. Thus, the Funds’ portfolios have exhibited a significant degree of similarity.

As described earlier, Acquiring Fund recently expanded its investment strategy to include investing in companies that provide products or services that promote or aid in achieving a healthy lifestyle (“healthy-lifestyle companies”). Healthy-lifestyle companies include, but are not limited to, companies that manufacture or distribute goods or services that promote or support physical fitness, companies whose products or services seek to minimize longer-term acute care through early diagnosis, intervention or prevention, companies that manufacture or distribute nutritional supplements or provide products or services to consumers that promote healthy eating habits, and companies that provide products or services associated with supplying clean air, water or food. The other aspects of Acquiring Fund’s investment strategy, described in the second paragraph of this representation, have remained unchanged. As of September 15, 2008 (the “Second Comparison Date”), a date after the implementation of Acquiring Fund’s change in investment strategy, Acquiring Fund continued to invest primarily in stocks (95.65% of net assets). However, with Acquiring Fund’s change in investment style, Acquiring Fund invested a smaller percentage of its stock portfolio in the healthcare sector.10 As of the Second Comparison Date, Acquiring Fund invested 38.21% of its stock portfolio in the pharmaceutical sub-sector, 18.79% in the healthcare products and services sub-sectors, 21.83% in the biotechnology sub-sector, 5.57% in the electronics sub-sector, 3.22% of its assets in the cosmetics and personal care sub-sector, and 1.76% in the retail sub-sector. Thus, after its change in investment strategy, Acquiring Fund continued to make significant investment in both the pharmaceutical and biotechnology sub-sectors, in which Target Fund has historically made significant investment. As of the Second Comparison Date, Acquiring Fund continued to invest primarily in domestic companies (62.5% of its stock portfolio), although it increased its investment in non-U.S. companies. The restructuring of its portfolio also resulted in a reduction in the number of Acquiring Fund’s holdings. Thus, although Acquiring Fund’s change in investment strategy has created some differences between the portfolios of Acquiring Fund and Target Fund, the Funds’ portfolios continue to exhibit a significant degree of similarity.

The specific characteristics described above (the relative figures and percentages in terms of asset allocation, risk profile, and yield) do not constitute fixed aspects of Target Fund and Acquiring Fund’s investment strategies. Rather, they reflect the fact that the Funds’ similar investment strategies have led them to react similarly (by choosing similar portfolios) to market conditions.

Consistent with the similarity of the Funds, on the date of the Reorganization, at least 33 1/3% of Target Fund’s portfolio assets will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund, and Target Fund has not realigned its portfolio prior to the Reorganization in order for this to be true. Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the Reorganization. After the Reorganization, Acquiring Fund will invest all assets acquired

[10]

As mentioned above, data as of the Second Comparison Date was obtained from Bloomberg Reports. Based on this data, approximately 78% of Acquiring Fund’s portfolio was invested in sub-sectors (as classified in Bloomberg Reports) that would fall under the Morningstar definition of the healthcare sector.

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from Target Fund in a manner consistent with the Funds’ shared investment strategies, as described above and reflected by the aforementioned portfolio data.

Based on the foregoing representations and customary assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the paragraphs following the representations below, for U.S. federal income tax purposes:

1.	The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets transferred to Acquiring Fund pursuant to the Agreement in exchange for the Merger Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

3.	Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets that Acquiring Fund receives from Target Fund will be the same as Target Fund’s tax basis in such assets immediately prior to the transfer;

4.	Under Section 1223(2) of the Code, Acquiring Fund’s holding periods in the assets it receives from Target Fund will include Target Fund’s holding periods in those assets;

5.	Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for the Merger Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of the Merger Shares by Target Fund to its shareholders in liquidation;

6.	Under Section 354 of the Code, no gain or loss will be recognized by the shareholders of Target Fund on the distribution of the Merger Shares to them in exchange for their shares of Target Fund;

7.	Under Section 358 of the Code, the aggregate tax basis of the Merger Shares that a Target Fund shareholder receives in exchange for shares of Target Fund will be the same as the aggregate tax basis of the shares in Target Fund that were exchanged therefor;

8.	Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Merger Shares received pursuant to the Agreement will be determined by including the holding period for the shares in Target Fund that were exchanged for those Merger Shares, provided that the shareholder held those shares in Target Fund as capital assets; and

9.	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Regulations under the Code.

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We express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (“IRS”). In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company that invested in corporate stocks and bonds by an investment company that invested in municipal bonds. Specifically, the IRS based its ruling on the conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July 2005 suggests that the IRS’s position on the issue is evolving: the IRS relied upon historic business representations to conclude that the reorganizations satisfied the continuity of business enterprise requirement. However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Reorganization would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks long-term capital appreciation by investing the significant majority of their assets in equity securities of companies in the healthcare sector. After the Reorganization, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. Although Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

Our opinion is based on the Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

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We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP